Exhibit 99.190

FOR IMMEDIATE RELEASE

High Tide Increases U.S. Presence Through Acquisition of Leading CBD E-Commerce Retailer FABCBD

●	Acquisition boosts High Tide’s current U.S. revenue run rate by ~60% to over C$40 Million

●	Highly accretive transaction for shareholders, as FABCBD generated 2020 revenue of US$10.8 Million and EBITDA of US$4.3 Million – with each metric having more than doubled in each of the past two years

●	Strong financial profile which generated 74% gross margins and 40% EBITDA margins in 2020

●	Complementary acquisition adding a fully direct to consumer e-commerce platform, which is in line with High Tide’s retail strengths

●	Potential for meaningful synergies and cross-selling opportunities, including offering FABCBD products on CBDCity, GrassCity and Smoke Cartel and bringing the FABCBD brand to Canada and the E.U.

Calgary, AB, May 3, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it is taking another step towards solidifying itself as a major player within the U.S. e-commerce marketplace for accessories and hemp-derived CBD products, by entering into a definitive agreement (the “Acquisition Agreement”) pursuant to which High Tide will acquire 80% of Fab Nutrition, LLC. (“FABCBD”), operating as FABCBD for US$20.64 Million (the “Transaction”), and will have a three-year option to acquire the remaining 20% of FABCBD at any time.

Founded in 2017 with its headquarters in Milwaukee, Wisconsin, FABCBD has quickly grown to become one of the most popular brands for hemp-derived CBD products across the U.S., including CBD oils, creams, gummies, and dog treats. In 2020 FABCBD had over 1.3 Million online impressions and an average order value of US$91.90. FABCBD’s founder and sole shareholder, Josh Delaney, will join the High Tide team, as general manager of FABCBD, and will help with growing High Tide’s CBD business globally.

“Investors will recall that just over two months ago we declared our intentions to ramp up acquisition activity at High Tide, and we had disclosed our approach to focus on businesses that were in the U.S., compatible with our ecosystem, and generating meaningful results. In this context, I could not be more thrilled to announce the acquisition of FABCBD,” said Raj Grover, President and Chief Executive Officer of High Tide. “We evaluated numerous U.S. CBD opportunities and FABCBD clearly stuck out from the rest. FABCBD has been exceptionally run, having more than doubled revenue and EBITDA in each of 2019 and 2020, including generating terrific gross margins of 74% and EBITDA margins of 40% in 2020 – by far the highest of all CBD companies we evaluated. In addition to the company’s financial profile, we were also attracted to FABCBD’s corporate social responsibility initiatives and spirit of giving back – which are both ingrained in our DNA as well. With thousands of satisfied U.S. customers, the FABCBD brand is well positioned for international expansion. I am very excited to welcome Josh and the FABCBD team to the High Tide family,” added Mr. Grover.

“We’ve entertained many potential partners over 2020, measuring strategic fit, team dynamics and company mission. When we met Raj and the High Tide team, we instantly felt they had the right organization for us to align with. High Tide has a very complementary culture to FABCBD, with a similar EBITDA-focused approach that we appreciate.” said Josh Delaney, CEO of FABCBD. “Our team is very important and couldn’t be more excited to work with High Tide. I look forward to being a meaningful shareholder of High Tide and leveraging its resources and reach to continue driving the company’s CBD business globally,” added Mr. Delaney.

Strategic Highlights

Accelerates High Tide’s U.S. exposure – While High Tide was already in the U.S. CBD sector since organically launching CBDCity in May 2020, the addition of FABCBD will turn it into a major player overnight. Pro forma following the acquisition of FABCBD, the Company’s annual U.S. revenue run rate will exceed C$40 Million.

Immediate synergies and cross-selling opportunities – High Tide plans to offer FABCBD products on its other U.S. e-commerce platforms, CBDCity, GrassCity and Smoke Cartel in the near-term. A clear opportunity exists to bring the brand to Canada via an arrangement with a licensed producer and sell FABCBD products across High Tide’s own network of 85 retail outlets, as well as other retailers. Looking further out, High Tide intends to leverage its e-commerce and distribution infrastructure in Amsterdam to take the FABCBD brand to the E.U. market.

Pure e-commerce play is in line with High Tide’s strengths – FABCBD carries multiple product formulations that are exclusive to FABCBD and are manufactured by contract manufacturers around the country. 100% of sales are direct to consumer online from their website. In 2020 FABCBD fulfilled approximately 124,000 orders from over 1 Million unique site visitors.

Highly accretive to financial results – Given its online success and lean overhead, FABCBD generated 2020 gross margins of 74% and EBITDA margins of 40% – both of which are highly accretive to High Tide’s consolidated profile.

Continued growth – FABCBD has continued to post meaningful gains in both revenue and EBITDA during the first four months of 2021 compared to the prior year period. Of note, FABCBD generated US$160,000 of sales on April 20, 2021 – which including High Tide’s other platforms results in pro forma sales just shy of C$1 million for this year’s 4/20.

Large global potential – The European Business review recently cited a study by Grandview Research which predicts that, “over the next five years, the global CBD industry is projected to accelerate to $23.6 billion.”1 According to a Technavio market research report titled Global CBD Oil Market 2020-2024, the global CBD oil market is set to expand by USD $3.52 billion up to 2024, progressing at a compound annual growth rate of over 32%.2

[1]	Source: https://www.prnewswire.com/news-releases/global-cbd-industry-projected-to-accelerate-to-23-6-billion-over-the-next-five-years-301179412.html
[2]	Source: https://www.businesswire.com/news/home/20201102006013/en/Global-CBD-Oil-Market-2020-Trends-Development-Status-Investment-Opportunities-CAGR-Revenue-Demand-and-Forecast-to-2024-Technavio

Transaction Details

The Transaction, which is an arm’s length transaction, is subject to, among other things, receipt of required TSX Venture Exchange (“TSXV”) approval, and other customary conditions of closing, is expected to close during the first half of May 2021, implies an enterprise valuation of US$25.80 Million, representing 6.0x 2020 EBITDA. The consideration for the 80% acquired will be comprised of: (i) US$8.08 Million (the “Share Consideration”) in common shares of High Tide (“High Tide Shares”) on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the 10 consecutive trading days preceding closing of the Transaction (“Closing”); and (ii) US$12.56 Million in cash (collectively with the Share Consideration, the “Consideration”). The cash portion of the transaction will be funded entirely with cash on hand. Upon closing, FABCBD will have approximately US$500,000 of cash and non-cash working capital and inventory of approximately US$550,000.

In addition to the foregoing, FABCBD’s founder has agreed to grant High Tide an option to acquire all the remaining shares in FABCBD not held by High Tide, and become the sole shareholder of FABCBD (the “Call Option”), at an enterprise value equal to the trailing twelve months of EBITDA multiplied by six. The Call Option will be exercisable at any time for a period of three (3) years following the Closing. In addition, High Tide has agreed to grant FABCBD’s founder an option to put to High Tide, the remaining shares in FABCBD not held by High Tide (the “Put Option”), at the same enterprise value of the Call Option. The Put Option will be exercisable by FABCBD’s founder for a period of two (2) years following the first anniversary of the Closing. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in High Tide Shares, on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on the TSXV for the 10 consecutive trading days preceding closing of the Call Option or the Put Option, as the case may be.

Bayline Capital Partners Inc. (“Bayline”) and KPMG LLP served as High Tide’s advisors in connection with the Transaction. In connection with the Transaction, the Company has agreed to pay Bayline, an arm’s length party, a finder’s fee equal to 3% of the Consideration, 50% in cash on Closing, and 50% in High Tide Shares calculated on the same basis as the Share Consideration.

The High Tide Shares issued Bayline and pursuant to the Share Consideration are subject to a statutory hold period of four months and one day.

ABOUT FABCBD

Fab Nutrition, LLC is one of the leading online retailers of hemp-derived CBD products. The company provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. The company’s website at www.fabcbd.com.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,3 with 85 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smoke Cartel and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to High Tide’s intention and ability to complete the Transaction on the terms and conditions set out in the Acquisition Agreement; the potential effects of the Transaction on the business of High Tide, including the expectation that the Transaction positioning High Tide to begin online cannabis sales in the United States should federal legalization occur in the United States. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide (ii) High Tide’s financial condition and development plans do not change as a result of unforeseen events, (iii) there will continue to be a demand, and market opportunity, for High Tide’s product offerings, (iv) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide’s ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

3 Adjusted EBITDA is a non-IFRS financial measure.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 1 (647) 985-4401

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